October 3, 2006
Via Facsimile (202) 772-9369
And Federal Express
Mr. Jason Wynn
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	CanWest Petroleum Corp.
Registration Statement on Form SB-2/A No. 2
Filed October 3, 2006
File No. 333-136270
Dear Mr. Wynn:
CanWest Petroleum Corporation, (the “Company”) has transmitted Amendment No. 2 to its Registration Statement on Form SB-2 for filing pursuant to the Securities Act of 1933. This letter is in response to our last telephone conversation, in which you requested that we include in the footnote to the selling shareholders table the information provided supplementally in our last response letter to you dated September 13, 2006. The Company has included the appropriate footnotes, and updated for the most recent quarterly financial information, as well as a few other updates.
I have included a marked copy of the document in Word format (excluding the quarterly financials, which were filed electronically on Edgar) for your reference in locating all changes to the document. If you have any questions regarding the changes, please contact me.

Sincerely,
/s/ Theresa M. Mehringer
Theresa M. Mehringer

Enclosure
cc:       Christopher H. Hopkins, President